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                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              Schedule 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No.   )<F*>


                         EQUALITY BANCORP, INC.
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                            (Name of Issuer)

                Common Stock, par value $0.01 per share
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                     (Title of Class of Securities)

                                29439810
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                             (CUSIP Number)

                             Shaun R. Hayes
                        Allegiant Bancorp, Inc.
                            2122 Kratky Road
                       St. Louis, Missouri 63114
                             (314) 692-8200

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   (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                             July 26, 2000
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        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                               SCHEDULE 13D

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CUSIP No. 29439810                                      Page 1 of 5 Pages
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Allegiant Bancorp, Inc.
     43-1519382

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  / /
                                                                 (b)  / /

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3    SEC USE ONLY

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4    SOURCE OF FUNDS
     WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                            / /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Missouri

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                     7    SOLE VOTING POWER
                          474,000<F1>

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 NUMBER OF SHARES    8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY
       EACH         -----------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
      PERSON              474,000<F1>
       WITH
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                     10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     474,000<F1>

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                           / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.9%

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14   TYPE OF REPORTING PERSON
     HC  CO

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[FN]
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<F1> The reporting person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.


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ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.01 per share (the "Equality Common Stock"), of Equality Bancorp, Inc. ("Equality"). The principal executive offices of Equality are located at 9920 Watson Road, St. Louis, Missouri 63126.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is filed by Allegiant Bancorp, Inc. ("Allegiant"), a Missouri corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Allegiant's bank subsidiary, Allegiant Bank, offers full-service banking and personal trust services to individuals, commercial businesses and municipalities in the St. Louis, Missouri metropolitan area. Allegiant Bank's services include commercial, real estate and installment loans, checking, savings and time deposit accounts, personal trust and other fiduciary services and various other financial services such as securities brokerage, insurance and safe deposit boxes. The principal executive offices of Allegiant are located at 2122 Kratky Road, St. Louis, Missouri 63114.

During the past five years, to the best of Allegiant's knowledge, neither Allegiant nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or adminstrative body of competent jurisidiction as a result of which Allegiant or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to an Option Agreement, dated as of July 26, 2000, between Allegiant and Equality (the "Option Agreement"), Equality granted Allegiant an irrevocable option (the "Option") to purchase, under certain circumstances and subject to certain adjustments, up to 474,000 shares of Equality Common Stock, at a price of $9.50 per share, which shares are covered by this Schedule 13D. The exercise of the Option for the full number of shares currently covered thereby would require aggregate funds of $4,503,000. It is anticipated that, should the Option become exercisable and should Allegiant determine to exercise the Option, Allegiant would obtain the funds for purchase from working capital or by borrowing from parties whose identity is not yet known.

A copy of the Option Agreement is included as Exhibit 1.1 to this
Schedule 13D and is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

Simultaneously with the execution of the Stock Option Agreement, Allegiant, Allegiant Acquisition Corporation, a wholly owned subsidiary of Allegiant ("Acquisition Corp."), and Equality entered into an Agreement and Plan of Merger, dated as of July 26, 2000 (the "Merger Agreement"), pursuant to which Equality will become a wholly owned subsidiary of Allegiant by means of a merger of Acquisition Corp. with and into Equality (the "Merger"). Pursuant to the Merger Agreement, each share of Equality Common Stock will be converted into the right to receive 1.118 shares of the common stock of Allegiant (subject to possible adjustment as provided in the Merger Agreement), plus cash in lieu of fractional shares.

A copy of the Merger Agreement is included as Exhibit 1.2 to this Schedule 13D and is incorporated herein by reference.



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Except as set forth herein, Allegiant does not have any current plans or proposals that relate to or would result in any of the following: (i) the acquisition by any person of additional shares of Equality Common
Stock or the disposition of shares of Equality Common Stock; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Equality or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Equality or any of its subsidiaries;
(iv) any change in the present board of directors or management of Equality, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of Equality; (vi) any other material change in Equality's business or corporate structure; (vii) any change in Equality's charter or bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of Equality by any person; (viii) causing a class of securities of Equality to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of Equality becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(x) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The Option Agreement does not allow Allegiant to purchase any shares of Equality Common Stock pursuant to the Option unless the conditions to exercise the Option specified in the Option Agreement occur. Pursuant to the terms of the Option Agreement, Allegiant may exercise the Option, in whole or in part, at any time or from time to time until the occurrence of an Exercise Termination Event (as defined below) if, but only if both a Triggering Event (as defined below) and an Exercise Event (as defined below) shall have occurred before the exercise of the Option. Each of the following shall be an "Exercise Termination Event":
(i) the Effective Time (as defined in the Merger Agreement) of the Merger;
(ii) the termination of the Merger Agreement (a) by mutual agreement of the parties, (b) as a result of the issuance of a final nonappealable denial of a required regulatory approval or the issuance of a final nonappealable order enjoining the transactions contemplated by the Merger Agreement, (c) in the event that the Merger shall not have been consummated on or before March 31, 2001 or (d) in the event of a material breach or failure to perform by Allegiant which is not remedied within 30 days of notification of such breach or failure to perform; (iii) the termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs before the occurrence of a Triggering Event; or (iv) the passage of nine months after termination of the Merger Agreement (other than a termination of the Merger Agreement pursuant to (ii) above) if such termination follows the occurrence of a Triggering Event.

The term "Triggering Event" means any of the following events or transactions: (i) Equality or its wholly-owned subsidiary, Equality Savings Bank, a state chartered savings bank ("Savings Bank"), without having received Allegiant's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any person other than Allegiant or any of its affiliates, the Board of Directors of Equality shall have recommended that the stockholders of Equality approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement, the Board of Directors of Equality shall have withdrawn its recommendation or failed to recommend that the stockholders of Equality vote for the Merger Agreement and the Merger or Equality shall have acted inconsistently with the terms of the Merger Agreement; (ii) any person other than Allegiant or an affiliate of Allegiant shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or commenced a tender offer or exchange offer for, 25% or more of the outstanding shares of Equality Common Stock; (iii) any person other than Allegiant or an affiliate of Allegiant shall have made a bona fide proposal to Equality or Savings Bank by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction; or (iv) any person other than Allegiant or an affiliate of Allegiant, other than in connection with a transaction to which Allegiant has given its prior written consent, shall have filed an application or notice with the Office of Thrift


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Supervision or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction. The term "Acquisition
Transaction" means (a) a merger, consolidation, share exchange or similar business combination transaction involving Equality or Savings Bank, (b) a purchase, lease or other acquisition of 25% or more of the assets of Equality or Savings Bank or (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 25% or more of the voting power of Equality or Savings Bank.

The term "Exercise Event" means either of the following events or transactions: (i) the acquisition by any person of beneficial ownership of 25% or more of the then outstanding Equality Common Stock without giving effect to any shares subject to or issued pursuant to the Option; or (ii) the execution by Equality or Savings Bank of an agreement for an Acquisition Transaction with any person other than Allegiant or any of its affiliates.

Assuming for purposes of this Item 5 that the Option becomes exercisable, Allegiant would be entitled to purchase up to 474,000 shares of Equality Common Stock, or 19.9% of the outstanding Equality Common Stock.

As discussed above, Allegiant does not currently have the right to acquire any shares of Equality Common Stock under the Option, unless certain events specified in the Option Agreement occur. Accordingly, Equality disclaims beneficial ownership of such shares under the Securities Exchange Act of 1934, as amended, until such events occur. Assuming for purposes of this
Item 5 that events occurred that would enable Allegiant to exercise the Option and Allegiant exercised the Option, Allegiant would have sole voting power and sole dispositive power with respect to the shares of Equality Common Stock acquired pursuant to the Option. Allegiant does not have, and will not have after the occurrence of the events specified in the Option Agreement, shared voting or dispositive power with respect to any shares of Equality Common Stock.

To the best of Allegiant's knowledge, no executive officer or director of Allegiant beneficially owns any shares of Equality Common Stock, nor (except for the issuance of the Option) have any transactions in Equality Common Stock been effected during the past 60 days by Allegiant or, to the best knowledge of Allegiant, by any executive officer or director of Allegiant. In addition, no other person is known by Allegiant to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

A copy of the Option Agreement is included as Exhibit 1.1 to this
Schedule 13D and is incorporated herein by this reference.

A copy of the Merger Agreement is included as Exhibit 1.2 to this Schedule 13D and is incorporated herein by reference.

In connection with the execution of the Merger Agreement, each of the directors of Equality, in his or her capacity as a shareholder of Equality, entered into a Voting Agreement, dated July 26, 2000, pursuant to which, among other things, each such director agreed to vote all of the shares of Equality Common Stock over which such director has voting power in favor of the Merger and the Merger Agreement. Such Voting Agreements relate to an aggregate of 365,683 shares of Equality Common Stock. A copy of the form of Voting Agreement is included as Exhibit 1.3 to this Schedule 13D and is incorporated herein by reference.



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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following exhibits are filed as part of this Schedule 13D:

Exhibit 1.1 Option Agreement, dated as of July 26, 2000, by and between Allegiant Bancorp, Inc. and Equality Bancorp, Inc., filed as Exhibit 1.2 to Allegiant Bancorp, Inc.'s Current Report on Form 8-K dated August 1, 2000, is incorporated herein by reference.

Exhibit 1.2 Agreement and Plan of Merger, dated as of July 26, 2000, by and among Allegiant Bancorp, Inc., Allegiant Acquisition Corporation and Equality Bancorp, Inc., filed as Exhibit 1.1 to Allegiant Bancorp, Inc.'s Current Report on Form 8-K dated August 1, 2000, is incorporated herein by reference.

Exhibit 1.3 Form of Voting Agreement, dated July 26, 2000, included as Exhibit B to the Agreement and Plan of Merger filed as
             Exhibit 1.2 hereto.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        August 1, 2000           /s/ Thomas A. Daiber
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             Date                Thomas A. Daiber, Senior Vice President
                                 and Chief Financial Officer